 SC 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

SYNBIOTICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871566105
(CUSIP Number)

Timothy E. Hoberg, Esq.
Taft, Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Redwood West Coast, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 52.6%

14.	Type of Reporting Person OO

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jerry L. Ruyan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    Sole Voting Power

        1,294,045 – See Item 5(b)
  8.    Shared Voting Power

        22,273,223 – See Item 5(b)
  9.    Sole Dispositive Power

        1,294,045 – See Item 5(b)
10.    Shared Dispositive Power

        22,273,223 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,567,268 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 56.9%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thomas A. Donelan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 176,668 – See Item 5(b) 8. Shared Voting Power 22,273,223 – See Item 5(b) 9. Sole Dispositive Power 176,668 – See Item 5(b) 10. Shared Dispositive Power 22,273,223 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,449,891 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.2%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Christopher P. Hendy

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 354,522 – See Item 5(b) 8. Shared Voting Power 22,273,223 – See Item 5(b) 9. Sole Dispositive Power 354,522 – See Item 5(b) 10. Shared Dispositive Power 22,273,223 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,627,745 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.6%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Redwood Holdings, Inc. 31-1574894

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC & AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ohio corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 476,555 – See Item 5(b) 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 476,555 – See Item 5(b) 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,273,223 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 53.8%

14.	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D is filed by Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, Inc. Messrs. Ruyan, Hendy and Donelan are members of, and serve on the Management Committee of, Redwood West Coast, LLC. Pursuant to the terms of the Operating Agreement for Redwood West Coast, LLC, all shared voting and shared dispositive authority over the securities reflected in this Schedule 13D related to the shares of Series C Preferred Stock is vested in the Management Committee. Additionally, Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC.

This filing further amends the Schedule 13D dated January 25, 2002 and amended previously by Amendment No. 1 dated November 27, 2002.

This Amendment No. 2 is filed to amend Item 3, Item 4 and Item 5 as follows:

Item 3. Source and Amount of Funds or Other Considerations.

Redwood West Coast, LLC holds 2,800 shares of Series C Preferred Stock of Synbiotics. Under the terms of the Series C Preferred Stock, a      cash dividend of $76.46 per share (representing past due dividends on the Class B Preferred Stock previously held by Redwood West Coast, LLC and a quarterly dividend due on the Class C Preferred Stock) was to be paid on January 31, 2003. If the dividend remained unpaid for 30 days after January 31, Redwood could elect to receive, in lieu of the cash, payment of the dividend in the form of shares of Common Stock of Synbiotics based on a price established by the terms of the Series C Preferred Stock. Redwood so elected and, on March 26, 2003, Redwood was entitled to receive 1,662,742 shares of Common Stock in payment of the dividend, with each share of Common Stock valued at $0.12846. Under the terms of its Operating Agreement, Redwood West Coast, LLC directed that the shares of Common Stock be issued directly to its members. In this distribution the Reporting Persons received the following numbers of shares: Redwood Holdings, Inc., 476,555; Mr. Donelan, 176,668; Mr. Hendy, 214,522; and Mr. Ruyan, 694,045.

During the period from November 27, 2002 until the date of this Amendment, Mr. Ruyan and Mr. Hendy purchased directly, for each of their own accounts, 345,000 and 140,000 shares, respectively, of Common Stock of Synbiotics in open market transactions utilizing his own                personal funds.

Item 4. Purpose of Transaction.

The shares of Series C Preferred Stock, which are convertible into shares of Common Stock that are the subject of this Schedule 13D, were acquired by Redwood West Coast, LLC pursuant to a Stock Swap Agreement dated October 31, 2002 between Redwood West Coast, LLC and Synbiotics Corporation. Pursuant to the terms of the Stock Swap Agreement, Redwood West Coast, LLC exchanged its 2,800 shares of Series B Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Preferred Stock of Synbiotics Corporation. These shares are convertible into 21,796,668 shares of Common Stock at any time. In addition, under certain circumstances as set forth in the Stock Swap Agreement, Redwood West Coast, LLC may be issued additional shares of Series C Preferred Stock by Synbiotics Corporation.

Each share of Series C Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing each share of Series C Preferred Stock, valued at $1,000, by the conversion price – initially set at $0.12846. The conversion price is subject to adjustment as set forth in the Certificate of Determination, as amended, establishing the Series C Preferred Stock including, without limitation, adjustments for stock splits, dividends and issuances by Synbiotics Corporation of additional shares of its Common Stock at prices below the applicable conversion price.

Holders of Series C Preferred Stock are entitled to vote with the holders of the Common Stock, as a single class, on each matter submitted to the shareholders of Synbiotics Corporation. Each share of Series C Preferred Stock represents that number of votes that equals the number of shares of Common Stock into which such shares of Series c Preferred Stock may be converted at the applicable conversion price. The voting rights granted to the holders of Series C Preferred Stock apply at all times. In addition, holders of Series C Preferred Stock, voting as a single class, have the ability to amend certain terms of such preferred stock. Accordingly, the Reporting Persons are deemed to have shared voting power over all of the shares reflected in this Schedule 13D related to the Series C Preferred Stock.

Redwood West Coast, LLC acquired the Series C Preferred Stock shares reflected in this Schedule 13D for purposes of controlling Synbiotics Corporation.  Synbiotics Corporation has restructured its Board of Directors so that Redwood West Coast, LLC designees occupy 2 of the 3 seats on its Board. The Redwood West Coast, LLC Board seats are held by Messrs. Hendy and Donelan.

The shares of Common Stock acquired directly by Mr. Ruyan and Mr. Hendy in open market purchases were for their own personal accounts.

The Reporting Persons intend to purchase additional shares of Common Stock of Synbiotics Corporation, either in open market or privately negotiated transactions, for the purpose of increasing their ownership percentage of Synbiotics Corporation. The Reporting Persons note that Synbiotics Corporation's auditors have given it a "going concern" opinion because of the lack of a clear plan for the refinancing of debt due in January of 2004. The Reporting Persons are considering the options that may be available to them and to Synbiotics Corporation with respect to such refinancing and other possible cash needs of Synbiotics Corporation. This involves, in part, consideration of whether Synbiotics Corporation should seek additional capital and whether the best interests of Synbiotics Corporation and its stockholders would be served by Synbiotics Corporation remaining a publicly held company or by becoming privately held.

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

4.1	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

4.2	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

4.3	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

4.4	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

4.5	Any material change in the present capitalization or dividend policy of the issuer;

4.6	Any other material change in the issuer’s business or corporate structure;

4.7	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

4.8
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

4.9	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

4.10	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

As set forth above in Item 4, the 2,800 shares of Series C Preferred Stock held by Redwood West Coast, LLC are convertible into 21,796,668 shares of Synbiotics Corporation Common Stock. According to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003, as of March 28, 2003, Synbiotics Corporation had 19,619,691 shares of its Common Stock outstanding. After factoring in the conversion of the Series C Preferred Stock held by Redwood West Coast, LLC, Redwood West Coast LLC is deemed to beneficially own 52.6% of the outstanding Common Stock of Synbiotics Corporation.

Redwood Holdings, Inc. is the owner of record of 476,555 shares of Common Stock of Synbiotics Corporation.  Messrs. Ruyan, Donelan and Hendy are, respectively, 49.9%, 24.9% and 24.9% beneficial owners under an ESOP which owns 100% of Redwood Holdings, Inc., which has sole voting and dispositive power with respect to the 476,555 shares.  Each of Messrs. Ruyan, Donelan and Hendy disclaims beneficial ownership of the shares reflected above, except to the extent of his direct pecuniary interest in Redwood Holdings, Inc.  After factoring in the conversion of the Series C Preferred Stock held by Redwood West Coast, LLC, the shares of Common Stock held in their personal accounts, and the shares held by Redwood Holdings, Inc., the other Reporting Persons are deemed to beneficially own the following percentages of the outstanding Common Stock:

Reporting Person	Personal Account	Holdings of Redwood West Coast, LLC and Redwood Holdings, Inc.	% Beneficially Owner
Jerry L. Ruyan	1,294,045	22,273,223	56.9
Thomas A. Donelan	176,668	22,273,223	54.2
Christopher P. Hendy	354,522	22,273,223	54.6

(a)	See pages 2 - 6, nos. 11 and 13. No. 11 includes 21,796,668 shares issuable upon conversion of the Synbiotics Corporation Series C Preferred Stock and 476,555 shares held by Redwood Holdings, Inc. The shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock reflected in this filing and the shares held by Redwood Holdings, Inc.
(b)	See pages 2 - 6, nos. 7-10. Nos. 8 and 10 include 21,796,668 shares of Common Stock issuable upon conversion of the Synbiotics Corporation Series C Preferred Stock and 476,555 shares held of Redwood Holdings, Inc. The shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock reflected in this filing and (other than Redwood Holdings, Inc.) the shares held by Redwood Holdings, Inc. Messrs. Ruyan, Donelan and Hendy and Redwood Holdings, Inc., each has sole voting power and sole dispositive power over all the shares he or it holds in his or its personal account reflected in this filing.
(c)	Other than as set forth above, the Reporting Persons have made no transactions with respect to Synbiotics Corporation securities in the last 60 days.
(d)	None.
(e)	Not Applicable.

Item 7. Material to be filed as Exhibits

1.	Powers of Attorney

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

REDWOOD WEST COAST, LLC
/s/ Jerry L. Ruyan*	/s/ Christopher P. Hendy*
Jerry L. Ruyan Dated: April 7, 2003	Christopher P. Hendy, Co-Manager Dated: April 7, 2003

REDWOOD HOLDINGS, INC.
/s/ Thomas A. Donelan*	/s/ Thomas A. Donelan*
Thomas A. Donelan Dated: April 7, 2003	Thomas A. Donelan, President Dated: April 7, 2003

*By TIMOTHY E. HOBERG, ATTORNEY-IN-FACT
/s/ Thomas A. Donelan*	/s/ Timothy E. Hoberg
Thomas A. Donelan Dated: April 7, 2003	Timothy E. Hoberg Dated: April 7, 2003

EXHIBIT 1

Power of Attorney

          I, Jerry L. Ruyan, do hereby appoint Timothy E. Hoberg and Patricia O. Lowry, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Synbiotics Corporation.

          IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of March, 2003.

                                                                                                                        /s/ Jerry L. Ruyan

                                                                                                                             Jerry L. Ruyan

EXHIBIT 1

Power of Attorney

          I, Christopher P. Hendy, do hereby appoint Timothy E. Hoberg and Patricia O. Lowry, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Synbiotics Corporation.

          IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of March, 2003.

                                                                                                                        /s/ Christopher P. Hendy

                                                                                                                             Christopher P. Hendy

EXHIBIT 1

Power of Attorney

          I, Thomas A. Donelan, do hereby appoint Timothy E. Hoberg and Patricia O. Lowry, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Synbiotics Corporation.

          IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of March, 2003.

                                                                                                                        /s/ Thomas A. Donelan

                                                                                                                             Thomas A. Donelan

EXHIBIT 1

Power of Attorney

          The undersigned, Redwood West Coast, LLC, hereby appoints Timothy E. Hoberg and Patricia O. Lowry, or either of them, as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by it pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Synbiotics Corporation.

          IN WITNESS WHEREOF, Redwood West Coast, LLC has caused the Power of Attornet to be executed on its behalf this 24th day of March, 2003.

                                                                                                                        REDWOOD WEST COAST, LLC

                                                                                                                        By: /s/ Thomas A. Donelan

                                                                                                                        Its:  Manager

EXHIBIT 1

Power of Attorney

          The undersigned, Redwood Holdings, Inc., hereby appoints Timothy E. Hoberg and Patricia O. Lowry, or either of them, as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by it pursuant to Section 13(d) of the Securities and Exchange Act of 1934 and related to Synbiotics Corporation.

          IN WITNESS WHEREOF, Redwood Holdings, Inc. has caused the Power of Attornet to be executed on its behalf this 24th day of March, 2003.

                                                                                                                        REDWOOD HOLDINGS, INC.

                                                                                                                        By: /s/ Thomas A. Donelan

                                                                                                                        Its:  President